Exhibit (h)(11)

AMENDMENT TO

TRANSFER AGENCY SERVICES AGREEMENT

This AMENDMENT  ("Amendment") is made this 30th day of June 2016 (the "Amendment Effective Date"), between Mirae Asset Discovery Funds (the "Client") and FIS Investor Services LLC ("Service Provider"), successor in interest to SunGard Investor Services, which was assignee of Citi Fund Services Ohio, Inc. ("Citi"), to the Transfer Agency Services Agreement dated March 31, 2015, between the Client and Citi, as previously amended, the "Agreement". All capitalized terms used but not defined herein shall have the meanings given them in the Agreement.

WHEREAS, Service Provider and Client wish to extend the term of the Agreement and revise the fees;

and

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Client and FIS hereby agree as follows:

1.

Term and Termination.  Section l0 (A) ("Term and Termination") of the Agreement is deleted in its entirety and replaced with the following:

"(A) The Agreement shall continue in effect until  September 27, 2019 (the "Initial Term").   Thereafter, unless otherwise terminated pursuant to Section 10(B), this Agreement shall be renewed automatically for one, two (2) year period and successive one (1) year periods ("Rollover Periods"), thereafter."

2.

Fees.  Schedule 4 to the Agreement is hereby deleted in its entirety and replaced by the new Schedule 4 attached hereto.

3.

Representations and Warranties.

a.

Client represents (i) that it has full power and authority to enter into this Amendment , (ii) that this Amendment, and all information relating thereto has been presented lo and reviewed by its Board of Trustees (the "Board''), and (iii) that the Board has approved this Amendment.

b.

Service Provider represents that it has full power and authority to enter into and perform this Amendment.

4.

Miscellaneous.

a.

This Amendment supplements and amends the Agreement. The provision s set forth in this Amendment  supersede all prior negotiations, understandings  and agreements bearing upon the subject matter covered herein , including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered w1der this  Amendment.

b.

Each reference to the Agreement in the Agreement (as it existed prior to this Amendment), shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

c.

Paragraph headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

d.

This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the Amendment Effective Date.

FIS INVESTOR SERVICES LLC		MIRAE ASSET DISCOVERY FUNDS

By:	/s/ Fred Nadaff	By:	/s/ Robert Shea

Name:	Fred Nadaff	Name:	Robert Shea

Title:	Chief Operating Officer	Title:	Secretary

Date:	6/30/2016	Date:	6/30/2016